Mail Stop 3561

May 25, 2010

Cleveland Gary
Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re:** **Healthway Shopping Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 20, 2010**
> **File No. 333-164941**

Dear Mr. Gary:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, we note the following deficiencies:

- the financial statements included in your registration statement are as of a date that is greater than 135 days before your expected effective date. Your registration statement should include the March 31, 2010 interim financial information to comply with Rule 8-08(a) of Regulation S-X;
- failure to include your independent auditors' report for the December 31, 2009 financial statements;
- failure to provide Part II of Form S-1, including the signatures required by the form; and,
- failure to provide a legal opinion. You have provided an Exhibit 5.1 but in the last paragraph on the first page it discloses that it is not a legal opinion. We further note that it is not provided to the company and does not address the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable as required.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting an amendment to correct this deficiency or a request for withdrawal of the filing.

Sincerely,

H. Christopher Owings
Assistant Director

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